Insider transaction detail - View details for insider

Transactions sorted by	: Insider
Insider family name	: DYMENT ( Starts with )
Given name	: FRED ( Starts with )
Transaction Date	: December 4, 2005 - December 13, 2005
Equity securities	: Common Shares
Issuer derivatives	: Options

Insider name:	Dyment, Fred J.
Legend:

O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:	The closing balance of the "equivalent number or value of underlying securities" reflects the "total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of	Date of filing	Ownership type	Nature of	Number or	Unit price or	Closing	Insider's	Conversion	Date of	Underlying	Equivlent	Closing
	transaction	YYYY-MM-DD	(and registered	transaction	value acquired	exercise	balance	calculated	of exercise	Expiriy or	security	number	balance of
	YYYY-MM-DD		holder, if		or disposed of	price		balance	price	maturity	designation	or value	equivalent
			applicable)							YYY-MM-DD		of underlying	number or
												securities	value of
												acquired or	underlying
												disposed of	securities

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Options (Common Shares)

O 602417	2005-12-04	2005-12-12	Direct Ownership :	50 - Grant of Options	+54,000	6.0300				2010-12-06	Common Shares	+54,000

A 602417	2005-12-05	2005-12-13	Direct Ownership :	50 - Grant of Options	+54,000	6.0300	144,000			2010-12-06	Common Shares	+54,000	144,000